Michael Page
INTERNATIONAL

Corporate Office, Page House, 1 Dashwood Lang Road, [redacted]ess Park, Addlestone, Weybridge, Surrey KT15 2QW.
Tel: 01932 2[redacted]paccounts@michaelpage.com

06011805

10 March 2006

File No. 82-5162

Mary Cassio
Securities and Exchange Commission
Office of International Corporate Finance
Room 3094 (Stop 3-2)
450 Fifth Street NW
Washington DC 20549
USA

SUPPL

RECEIVED
2006 MAR 21 A 11:02
OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Dear Ms Cassio

Michael Page International plc – Rule 12g3-2(b) Exemption

For the purposes of the above Company's on-going reporting obligations under the above exemption, I enclose a copy of the following submissions:-

1. Notification of director's interests – release of shares under the annual bonus plan
2. Notification of director's interests – LTIP / annual bonus plan awards
3. Recent share buybacks
4. Substantial shareholder notification – Harris

This information is being furnished pursuant to Rule 12g3-2(b) of the Securities Exchange Act 1934.

Yours sincerely

Jeremy Tatham
Controller – Corporate Reporting

Direct Line 01932 264143
jeremytatham@michaelpage.com

PROCESSED
MAR 22 2006
THOMSON
FINANCIAL

3/21

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	09:29 10-Mar-06
Number	6051Z

Michael Page
INTERNATIONAL

RNS Number:6051Z
Michael Page International PLC
10 March 2006

Michael Page International plc

10 March 2006

Notification of Director's Interests in Shares

Release of shares under the Michael Page Annual Bonus Plan

On 9 March 2006, the trustee of the Michael Page Employees' Benefit Trust (EBT) transferred the legal title of the number of Michael Page International plc ordinary shares of 1p each ("Shares") set out in the table below, to the Executive Directors of Michael Page International plc (the "Company"), for nil cost, as a result of the vesting of their allocations under the Annual Bonus Plan. Of these, the trustee of the Michael Page Employees' Benefit Trust ("EBT"), Mourant & Co Trustees Limited, arranged for the sale of sufficient of such Shares on behalf of the Executive Directors at 315.5 pence per Share on 9 March 2006 in order to reimburse the Company for their personal tax and social security liabilities arising together with such number of additional Shares that each Executive Director has notified to the trustee that he would like to sell.

The number of shares sold and transferred is set out below.

Executive Director	Shares transferred/ options exercised on 9 March 2006 under the Annual Bonus Plan	Shares sold to satisfy tax liabilities on 9 March 2006	No of shares transferred 9 March 2006
T Benson (1)	30,627	12,583	18,044
C-H Dumon (2)	20,418	9,246	11,172
S Ingham (1)	18,473	7,589	10,884
S Puckett (1)	18,960	7,790	11,170

(1) Shares transferred

(2) Options exercised

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Richard McBride , Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

10 March 2006

This information is provided by RNS
The company news service from the London Stock Exchange

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[82-5162]

Michael Page
INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Director/PDMR Shareholding
Released	16:30 08-Mar-06
Number	5127Z

RNS Number:5127Z
Michael Page International PLC
08 March 2006

MICHAEL PAGE INTERNATIONAL PLC

ANNOUNCEMENT FOR THE MICHAEL PAGE INCENTIVE SHARE PLAN ("INCENTIVE SHARE PLAN"), THE MICHAEL PAGE ANNUAL BONUS PLAN ("ANNUAL BONUS PLAN") AND THE MICHAEL PAGE EXECUTIVE SHARE OPTION SCHEME ("ESOS") - 7 MARCH 2006

On 7 March 2006 Mourant & Co. Trustees Limited, as trustee of the Michael Page Employees' Benefit Trust ("the Trustee"), transferred for nil cost, as deferred share awards/options and performance share awards/options, the beneficial interest in ordinary shares of 1p each ("Ordinary Shares") in Michael Page International plc ("the Company") to the executive directors and persons discharging managerial responsibilities ("PDMR") of the Company, as set out in the table below, subject to the rules of the Incentive Share Plan and the Annual Bonus Plan.

	Annual Bonus Plan	Incentive Share Plan	
	Deferred Shares	Deferred Shares	Performance Shares
Director			
S Ingham	143,761	68,133	34,067
S Puckett	146,202	68,133	34,067

	Annual Bonus Plan	Incentive Share Plan	
	Deferred Options (nil cost)	Deferred Options (nil cost)	Performance Options (nil cost)
Director			
C-H Dumon	140,710	68,133	34,067
PDMR			
C Adams	nil	32,600	16,300

In addition, Michael Page International plc announces that on 7 March 2006 it granted 50,000 options over ordinary shares of 1p each to A Wayland (PDMR) at an exercise price of 309.9p.The period during which the options may be exercised will be between 2009 and 2016. No amount was paid in respect of the grant of any of the options.

In addition to the awards/options listed above, each executive director and person discharging managerial responsibility is deemed to have a technical interest in the 3,142,639 remaining Ordinary Shares held beneficially and legally by the Trustee.

This announcement is made in accordance with DR 3.1.4 R(1)(a) and DR 3.1.4 R(1)(b).

Michael Page International plc
Richard McBride , Company Secretary 01932 264141

Financial Dynamics
Richard Mountain 020 7269 7291

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:56 09-Mar-06
Number	5940Z

Michael Page
INTERNATIONAL

RNS Number:5940Z
Michael Page International PLC
09 March 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 9th March 2006 450,000 ordinary shares at a price of 315.69 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 335,429,705 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Regulatory Announcement

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Michael Page INTERNATIONAL

Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:53 08-Mar-06
Number	5244Z

RNS Number:5244Z
Michael Page International PLC
08 March 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 8th March 2006 500,000 ordinary shares at a price of 310.82 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 335,561,922 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Transaction in Own Shares
Released	17:14 07-Mar-06
Number	4509Z

Michael Page
INTERNATIONAL

RNS Number:4509Z
Michael Page International PLC
07 March 2006

Headline: Purchase of own shares

The Company purchased for cancellation on 7th March 2006 1,750,000 ordinary shares at a price of 318.00 pence per share. Following the cancellation of these shares, the outstanding issued share capital of the Company will be 335,241,723 ordinary shares.

This information is provided by RNS
The company news service from the London Stock Exchange

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Company	Michael Page International PLC
TIDM	MPI
Headline	Holding(s) in Company
Released	16:58 06-Mar-06
Number	3757Z

Michael Page INTERNATIONAL

RNS Number:3757Z
Michael Page International PLC
06 March 2006

SCHEDULE 10

NOTIFICATION OF MAJOR INTERESTS IN SHARES

1) NAME OF COMPANY

MICHAEL PAGE INTERNATIONAL PLC

2) NAME OF SHAREHOLDER HAVING A MAJOR INTEREST

HARRIS ASSOCIATES L.P. AND CERTAIN SUBSIDIARY UNDERTAKINGS

3) Please state whether notification indicates that it is in respect of holding of the Shareholder named in 2 above or in respect of a non-beneficial interest or in the case of an individual holder if it is a holding of that person's spouse or children under the age of 18

FUNDS UNDER MANAGEMENT

4) Name of the registered holder(s) and, if more than one holder, the number of shares held by each of them.

UNKNOWN

5) Number of shares/amount of stock acquired.

N/A

6) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

N/A

7) Number of shares/amount of stock disposed

UNKNOWN

8) Percentage of issued Class (any treasury shares held by the listed company should not be taken into account when calculating percentage)

UNKNOWN

9) Class of security

ORDINARY SHARES

10) Date of transaction

28/2/06

11) Date company informed

6/3/06

12) Total holding following this notification

36,129,500

13) Total percentage holding of issued class following this notification (any treasury shares held by the listed company should not be taken into account when calculating percentage)

10.82%

14) Any additional information

N/A

15) Name of contact and telephone number for queries

JEREMY TATHAM
(01932) 264143

16) Name and signature of authorised company official responsible for making this notification

Date of Notification .....6/3/2006......

Letter to Michael Page International plc
Dated March 3, 2006

We are writing to notify you pursuant to the Disclosure of Interests in Shares (Amendment) Regulations 1993 (SI 1993 No. 1819) of our interest in investment holdings in the ordinary share capital of Michael Page International plc. Following the sale of 570,000 shares on February 28, 2006, Harris Associates L.P. became the beneficial owners of 36,129,500 shares of the company. This represents 10.86% of Michael Page International and a decrease below the 11% substantial shareholder threshold.

Percentages are based on 332,638,000 outstanding shares. All holdings of Michael Page International are for investment purposes only.

Sarah E. Grimm
Senior Paralegal
Harris Associates L.P.

END